

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
9850 Double R Boulevard
Reno, Nevada 89521

> **Re: Harley-Davidson Customer Funding Corp.**
> **Registration Statement on Form SF-3**
> **Filed February 2, 2022**
> **File No. 333-262475**

Dear Mr. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance